TSX:GNG
www.goldengoliath.com

2016 EXPLORATION SUMMARY RECEIVED FOR OPTIONED PROPERTIES

Vancouver, Canada, April 11, 2017  Golden Goliath Resources Ltd. (TSX.V  GNG ) (US: GGTH-F)

The Company is pleased to announce that it has now received a summary of the exploration work conducted during 2016 by Desarrollos Mineros El Aguila, S.A. de C.V. (“El Aguila”), a wholly owned subsidiary of Fresnillo PLC on the properties optioned to them by the Company in the Uruachic Mining District.

The work included reconnaissance style geologic mapping, the collection of 4,939 rock-chip samples, assayed at the ALS Laboratories in Vancouver, with 215 additional samples introduced in the batches and analyzed for quality control purposes (blanks and standards). El Aguila also acquired World View 3 imagery covering the entire Uruachi Project used for detailed topographic mapping and alteration mineralogy.

Analysis of the data defined six target areas on the optioned properties, including La Reforma, where mapping shows altered felsic tuffs overlying an andesitic sequence (agglomerate,tuffs, and flows), which in turn overlie basement black shales. Younger rhyolitic ignimbrites of apparent post-mineral age cover parts of the area. Hydrothermal alteration of the felsic tuffs comprise moderate to intense silicification locally accompanied by matrix-supported, silica cemented hydrothermal breccias showing some vuggy quartz textures. Silica-clay and clay alteration zones surround the silicic alteration; common clay mineralogy identified includes dickite, kaolinite, and alunite.

1,425 samples were collected from the main alteration zones at Reforma. Anomalous gold was found as per the table below. 61 control samples were included in the batches.

Au (PPM)	Number of Samples
0 – 0.05	1,207
0.05 – 0.15	68
0.15 – 0.25	60
0.25 – 0.45	57
0.45 – 0.95	18
➢ 0.95	15
TOTAL	1,425

At La Reforma follow up  1:2,000 scale mapping and diamond drilling has recently been conducted. Results from that drilling are not yet available.

In the Los Hilos  area 827 rock-chip samples were collected and  15 samples contained from 1.4 to 3.2 gpt Au.  1:2,000 scale mapping and detailed sampling will be completed in 2017 to define drill targets.

Drill targets were also developed on the Corona property, but that drilling has not yet commenced.

The La Reforma property is adjacent to Golden Goliath’s 100% owned San Timoteo property.  Golden Goliath’s 2016 field work on San Timoteo was encouraging and the Company has designed and is currently refining, a follow up drill program for San Timoteo.

The 2016 program involved using the Company’s Terraspec machine to analyze clay minerals from existing, property wide, drill core and other samples including samples from the area of the 500 level San Martin adit.  That work showed that the Level 5 tunnel at San Martin (the lowest old working on the San Timoteo property), is above the “bonanza zone” or paleo boiling level indicating greater potential at depth.

Previous, detailed mapping and rock channel sampling within the Level 5 tunnel revealed that there are three mineralized shoots exposed within San Martin. A zone of manto, or blanket, style mineralzation was also identified in this area. The shoot closest to the entrance of the 500 level tunnel is known as Manatial. This structure is exposed for 32 metres with a weighted average of 0.301 ppm gold and 212 ppm silver. In the central area of the tunnel, the La Cascada structure is exposed for 78 metres and averages 0.629 ppm gold and 68 ppm silver. At the far end of the 500 level, the Pozo de Agua structure is exposed for at least 84 metres, with continuous channel sampling averaging 0.795 ppm gold and 251 ppm silver. Additional non continuous sampling outside of this section also returned good values. The true thickness and grade of the blanket or manto style mineralization is not certain due to limited exposure.

Golden Goliath is very pleased with its option agreement with El Aguila and is encouraged that the first of the optioned properties to be drilled by them is adjacent to San Timoteo.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person for the information regarding Uruachic project is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s San Timoteo property claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

To find out more about Golden Goliath visit our website at www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:
Golden Goliath Resources Ltd.
J. Paul Sorbara, M.Sc., P.Geo
President & CEO
Phone: +1(604) 682-2950   Email: jps@goldengoliath.com

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